UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
LEAR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	13-3386776 (IRS Employer Identification Number)

21557 Telegraph Road, Southfield, MI (Address of principal executive offices)	48033 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Preferred Share Purchase Right	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.      ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.      ☐

Securities Act registration statement file number to which this form relates :	[N/A]

(If applicable)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURES

Item 1 Description of Registrant’s Securities to be Registered.
On December 23, 2008, the Board of Directors of Lear Corporation (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.01 per share, of the Company (the “Common Stock”). The dividend is payable on January 2, 2009 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Preferred Stock”) at a price of $12.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of December 23, 2008, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).
The Board of Directors of the Company adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its U.S. net operating loss, capital loss and tax credit carryovers (the “Tax Attributes”). The Company has experienced significant losses in the U.S., and under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, the Company may “carry forward” these losses and various tax credits in certain circumstances to offset any current and future taxable income and thus reduce its federal income tax liability, subject to certain requirements and restrictions. To the extent that the Tax Attributes do not otherwise become limited, the Company believes that a significant amount of Tax Attributes will be able to be carried forward, and therefore these Tax Attributes could be a substantial asset to the Company. However, if the Company experiences an “Ownership Change,” as defined under Section 382 of the Internal Revenue Code, the Company’s ability to use the Tax Attributes could be severely limited, which could therefore significantly impair the value of the Tax Attributes.
Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement or determination by the Board of Directors of the Company that a Person, together with its Affiliates and Associates (as such terms are defined in the Rights Agreement) has acquired beneficial ownership of 4.9% or more of the outstanding shares of Common Stock (with certain exceptions, an “Acquiring Person”) or (ii) the close of business on the tenth business day (or such later date as may be determined by the Board of Directors of the Company prior to a public announcement or determination by the Board of directors of the Company that a Person, together with its Affiliates and Associates, has become an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a Person, together with its Affiliates and Associates, (with certain exceptions) of 4.9% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with the summary of rights and the Rights will be transferable only in connection with the transfer of Common Stock. Any Person, together with its Affiliates and Associates, that beneficially holds 4.9% or more of the outstanding shares of Common Stock on December 23, 2008 will not be deemed an Acquiring Person unless and until such Person acquires the beneficial ownership of additional shares of Common Stock representing one-half of one percent or more of the outstanding shares of Common Stock. The Board of Directors of the Company may, in its sole discretion, exempt any Person, together with its Affiliates and Associates, from being deemed an Acquiring Person for purposes of the Rights Agreement if the Board of Directors of the Company determines that such Person’s, together with its Affiliates’ and Associates’, ownership of Common Stock will not jeopardize or endanger the availability of the Tax Attributes to the Company and the Board of Directors of the Company may also, in its sole discretion, exempt any transaction from the provisions of the Rights Agreement.
The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be attached to and will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender or transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the summary of rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on December 23, 2018 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended by the Board of Directors of the Company or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.
The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into

Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).
The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.
Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
In the event that any Person, together with its Affiliates and Associates, becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.
In the event that, after a Person, together with its Affiliates and Associates, has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the Person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.
At any time after any Person, together with its Affiliates and Associates, becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.
Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission, dated December 24, 2008.
FORWARD-LOOKING STATEMENTS
This Form 8-A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties, including but not limited to, general economic conditions in the markets in which we operate, including changes in interest rates or currency exchange rates, the financial condition of our customers or suppliers, changes in actual industry vehicle production levels from our current estimates, fluctuations in the production of vehicles for which we are a supplier, the loss of business with respect to, or the lack of commercial success of, a vehicle model for which we are a significant supplier, including further declines in sales of full-size pickup trucks and large sport utility vehicles, disruptions in the relationships with our suppliers, labor disputes involving us or our significant customers or suppliers or that otherwise affect us, our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions, the outcome of customer negotiations, the impact and timing of program launch costs, the costs, timing and success of restructuring actions, increases in our warranty or product liability costs, risks associated with conducting business in foreign countries, competitive conditions impacting our key customers and suppliers, the cost and availability of raw materials and energy, our ability to mitigate increases in raw material, energy and commodity costs, the outcome of legal or regulatory proceedings to which we are or may become a party, unanticipated changes in cash flow, including our ability to align our vendor payment terms with those of our customers, our ability to access capital markets on commercially reasonable terms, our ability in a challenging business environment to continue to comply with financial and restrictive covenants in our debt agreements, the results of our periodic impairment analysis of goodwill and long-lived assets, and other risks described from time to time in our Securities and Exchange Commission filings. Future operating results will be based on various factors, including actual industry production volumes, commodity prices and our success in implementing our operating improvement plan. Notwithstanding the adoption of the Rights Agreement, there can be no assurances that the Company will be able to utilize its Tax Attributes in the future.
All forward-looking statements in this Form 8-A are made as of the date hereof, and we do not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date hereof.

Item 2 Exhibits.
The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

Exhibit Number	Exhibit Description

3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1996).

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated July 16, 2007).

3.3	By-laws, amended as of November 14, 2007 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated November 14, 2007).

3.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on December 23, 2008 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated December 24, 2008).

4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 5 of the Company’s Registration Statement on Form 8-A dated April 1, 1994).

4.2	Rights Agreement, dated as of December 23, 2008, by and between the Company and Mellon Investor Services LLC, which includes as Exhibit A, the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Shares of Preferred Stock of Lear Corporation (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated December 24, 2008).

99.1	Press Release, dated December 23, 2008 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated December 24, 2008).

SIGNATURES
Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Lear Corporation
Date: December 24, 2008	By:	/s/ Matthew J. Simoncini
		Name:	Matthew J. Simoncini
		Title:	Senior Vice President and Chief Financial Officer